# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438504
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001193125-24-030515
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,498,858,251; sole dispositive power 0; shared dispositive power 1,498,858,251; aggregate amount beneficially owned 1,498,858,251 (9.9% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, LP ("Credit Fund II") and Perceptive Credit Holdings III, LP ("Credit Fund III" and, together with Credit Fund II, the "Funds"). The number of Ordinary Shares reported herein consists of (i) 35,800,000 Ordinary Shares represented by 1,790,000 American Depositary Shares ("ADSs") held by Credit Fund II; (ii) 65,000,000 Ordinary Shares issuable upon the exercise of warrants held by the Funds; (iii) 1,165,048,543 Ordinary Shares represented by 58,252,427 ADSs issuable upon conversion of the Convertible Note (as defined in Item 4) held by Credit Fund III; (iv) 97,087,378 Ordinary Shares represented by 4,854,368 ADSs issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II; and (v) 135,922,330 Ordinary Shares represented by 6,796,116 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation reflect a conversion price equal to the Floor Price (as defined in Item 6) of $1.03. The terms of each of the warrants, the Convertible Note and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Convertible Note, Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note and the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation, conversion of the Contingent Payment Obligation and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Perceptive Credit Advisors LLC (CIK 0001877081): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,498,858,251; sole dispositive power 0; shared dispositive power 1,498,858,251; aggregate amount beneficially owned 1,498,858,251 (9.9% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, LP ("Credit Fund II") and Perceptive Credit Holdings III, LP ("Credit Fund III" and, together with Credit Fund II, the "Funds"). The number of Ordinary Shares reported herein consists of (i) 35,800,000 Ordinary Shares represented by 1,790,000 American Depositary Shares ("ADSs") held by Credit Fund II; (ii) 65,000,000 Ordinary Shares issuable upon the exercise of warrants held by the Funds; (iii) 1,165,048,543 Ordinary Shares represented by 58,252,427 ADSs issuable upon conversion of the Convertible Note (as defined in Item 4) held by Credit Fund III; (iv) 97,087,378 Ordinary Shares represented by 4,854,368 ADSs issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II; and (v) 135,922,330 Ordinary Shares represented by 6,796,116 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation reflect a conversion price equal to the Floor Price (as defined in Item 6) of $1.03. The terms of each of the warrants, the Convertible Note and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Convertible Note, Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note and the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation, conversion of the Contingent Payment Obligation and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,498,858,251; sole dispositive power 0; shared dispositive power 1,498,858,251; aggregate amount beneficially owned 1,498,858,251 (9.9% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, LP ("Credit Fund II") and Perceptive Credit Holdings III, LP ("Credit Fund III" and, together with Credit Fund II, the "Funds"). The number of Ordinary Shares reported herein consists of (i) 35,800,000 Ordinary Shares represented by 1,790,000 American Depositary Shares ("ADSs") held by Credit Fund II; (ii) 65,000,000 Ordinary Shares issuable upon the exercise of warrants held by the Funds; (iii) 1,165,048,543 Ordinary Shares represented by 58,252,427 ADSs issuable upon conversion of the Convertible Note (as defined in Item 4) held by Credit Fund III; (iv) 97,087,378 Ordinary Shares represented by 4,854,368 ADSs issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II; and (v) 135,922,330 Ordinary Shares represented by 6,796,116 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation reflect a conversion price equal to the Floor Price (as defined in Item 6) of $1.03. The terms of each of the warrants, the Convertible Note and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Convertible Note, Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note and the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation, conversion of the Contingent Payment Obligation and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Perceptive Credit Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 278,809,708; sole dispositive power 0; shared dispositive power 278,809,708; aggregate amount beneficially owned 278,809,708 (9.9% of the class)
  Comment: The number of Ordinary Shares reported herein consists of (i) 35,800,000 Ordinary Shares represented by 1,790,000 American Depositary Shares ("ADSs"); (ii) 10,000,000 Ordinary Shares issuable upon the exercise of warrants held by Perceptive Credit Holdings II, LP ("Credit Fund II"), (ii) 97,087,378 Ordinary Shares represented by 4,854,368 ADSs issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II and (iii) 135,922,330 Ordinary Shares represented by 6,796,116 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Milestone Payment Obligation and the Contingent Payment Obligation reflect a conversion price equal to the Floor Price (as defined in Item 6) of $1.03. The terms of each of the warrants and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation and conversion of the Contingent Payment Obligation to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Perceptive Credit Holdings III, L.P. (CIK 0001877078): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,220,048,543; sole dispositive power 0; shared dispositive power 1,220,048,543; aggregate amount beneficially owned 1,220,048,543 (9.9% of the class)
  Comment: The number of Ordinary Shares reported herein consist of (i) 55,000,000 Ordinary Shares issuable upon the exercise of warrants held by Perceptive Credit Holdings III, LP ("Credit Fund III") and (ii) 1,165,048,543 Ordinary Shares represented by 58,252,427 American Depositary Shares ("ADSs") issuable upon conversion of the Convertible Note (as defined in Item 4) held by Credit Fund III. The number of ADSs issuable upon conversion of the Convertible Note reflects a conversion price equal to the Floor Price (as defined in Item 6) of $1.03. The terms of each of the warrants and the Convertible Note restrict the exercise of the warrants and the conversion of the Convertible Note, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8
Comment: This Amendment No. 6 (this "Amendment No. 6") to Schedule 13D amends the Schedule 13D filed by Perceptive Advisors LLC ("Perceptive Advisors" or "Perceptive"), Perceptive Credit Advisors LLC ("Perceptive Credit Advisors"), Joseph Edelman ("Mr. Edelman"), Perceptive Credit Holdings II, L.P. ("Credit Fund II") and Perceptive Credit Holdings III, L.P. ("Credit Fund III", and together with Perceptive Advisors, Perceptive Credit Advisors, Mr. Edelman and Credit Fund II, each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto, with respect to the securities of Trinity Biotech plc (such Schedule 13D, as amended, the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

In furtherance of the transactions contemplated by the Anticipated Proposal previously disclosed in the Schedule 13D, on December 22, 2025, Credit Fund III, the Issuer and the other Issuer Credit Agreement Parties entered into that certain Second Amendment to the Sixth Amended and Restated Credit Agreement (the "Second Amendment"), pursuant to which, among other things, the Issuer issued to Credit Fund III a convertible promissory note evidencing the Outstanding Obligations (the "Convertible Note"). The Convertible Note is convertible (at the holder's election) into ADSs of the Issuer at a conversion price based on 97% of the volume weighted average price ("VWAP") of the ADSs at the time of each such conversion, subject to a floor price of $1.03, the Beneficial Ownership Cap (as defined in Item 6 below) and the Conversion Cap (as defined below), as more fully described in Item 6.

In addition, on December 22, 2025, the Issuer, TRIB B and Credit Fund II entered into a conversion rights agreement (the "Conversion Rights Agreement"), pursuant to which the Issuer, TRIB B and Credit Fund II agreed to permit the Milestone Payment Obligation to be satisfied, at Credit Fund II's election, by converting such obligation (in whole or in part) into ADSs of the Issuer from time to time at conversion prices based on the VWAP of the ADSs at the time of each such conversion. The Conversion Rights Agreement also provides for the termination of TRIB B's Contingent Partner Obligation of up to $15,000,000 in exchange for TRIB B's agreement to pay $7,500,000 to Credit Fund II, and the parties' agreement to permit such obligation (the "Contingent Payment Obligation") to be satisfied (in whole or in part), at Credit Fund II's election, by converting such obligation into ADSs of the Issuer, valued on the basis of the VWAP of the ADSs at the time of each such election.

The Reporting Persons expect that, if Credit Fund III and Credit Fund II elect to convert the obligations under the Convertible Note and the Conversion Rights Agreement (collectively, the "Equitization Documents") in accordance with the terms thereof, such conversions would result in the issuance of a substantial number of ADSs (and corresponding Ordinary Shares). Based on the Floor Price (as defined below) of $1.03, if Credit Fund III and Credit Fund II were to exercise their respective conversion rights under the Equitization Documents in full, it would result in the issuance of 69,902,912 ADSs, representing an aggregate of 1,398,058,252 Ordinary Shares. However, the conversion rights of Credit Fund III and Credit Fund II under the Equitization Documents are subject to the Beneficial Ownership Cap (as defined in Item 6 below).

Each of Credit Fund III and Credit Fund II reserves the right to exercise (or refrain from exercising) its conversion rights under the Equitization Documents in such amounts, if at all, as it determines in its sole discretion, and has not committed to exercise all or any portion of such conversion rights.

The information included in Item 6 below is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are amended and supplemented as follows:

The information set forth in the cover pages to this Amendment No. 6 to the Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 369,329,458 Ordinary Shares outstanding as of June 30, 2025, as reported in the Issuer's report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2025, and assumes the exercise of all Warrants and the conversion of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation to the extent permitted by the Beneficial Ownership Cap.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

The information included in Item 4 above is incorporated by reference into this Item 6.

Credit Agreement

The Second Amendment, among other things, provides for the issuance of the Convertible Note (in lieu of the non-convertible promissory note previously contemplated by the Credit Agreement) and an additional loan to the Borrower in the amount of $5,000,000. The Second Amendment also provides that any conversion of principal under the Convertible Note will be treated as an optional prepayment of the principal amount so converted, and any related prepayment premium with respect to the converted principal amount will be satisfied through the issuance of ADSs as contemplated by the Convertible Note. Pursuant to the Credit Amendment, accrued and unpaid interest through the date of the Credit Amendment was paid in kind by adding the amount of such interest (the "PIK Interest") to the outstanding principal amount for the term loans thereunder. Accrued and unpaid interest (other than the PIK Interest) through and including each applicable conversion date remains payable in cash on the next interest payment date (or earlier, as provided in the Credit Agreement) and, except in respect of the PIK Interest, interest payment obligations are not convertible into ADSs, and the conversion of principal under the Convertible Note will not be applied to reduce the amount of accrued and unpaid interest (other than the PIK Interest).

Pursuant to the Second Amendment, the Company agreed to reserve from its authorized Ordinary Shares a sufficient number of Ordinary Shares for purposes of enabling the Company to issue ADSs pursuant to the Notes (without regard to the Beneficial Ownership Cap. The Company and Credit Fund III also agreed that the Company would not provide Credit Fund III or its affiliates with any Inside Information (as defined in the Second Amendment) without the express prior written consent of the Credit Fund III, subject to limited exceptions in respect of a default (or circumstances that would give rise to a default) under the Credit Agreement.

The foregoing summary of the Credit Amendment is not complete and is qualified in its entirety by reference to the full text thereof, which is filed or incorporated by reference as Exhibit 6 to this Schedule 13D.

Convertible Note

The Convertible Note provides that the holder thereof may, at any time and from time to time, convert up to $60,000,000 aggregate principal amount of the Convertible Note (the "Conversion Cap") into ADSs of the Issuer at a conversion price equal to the greater of (x) 97% of the volume weighted average price VWAP per ADS on the applicable pricing date and (y) $1.03 per ADS (the "Floor Price"). The Floor Price is subject to adjustment to reflect any share split, share dividend, share consolidation, change in par value or any similar event or transaction in respect of the Ordinary Shares that results in a change in the number of Ordinary Shares represented by each ADS or results in the issuance of additional ADSs or a requirement to surrender outstanding ADSs to be exchanged for new ADSs in respect of a different number of Ordinary Shares. The Convertible Note also provides for customary adjustments in the event of certain recapitalizations, reorganizations, and mergers.

The Convertible Note restricts the conversion thereof to the extent that, upon such conversion, the number of the Issuer's Ordinary Shares then beneficially owned by the holder and its "Attribution Parties" (as defined in the Convertible Note), including its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group," would exceed 9.9% of the total number of Ordinary Shares then outstanding (the "Beneficial Ownership Cap").

The Convertible Note also contains covenants on the part of the Issuer, including a covenant that requires the Issuer to maintain sufficient authorized and unissued Ordinary Shares to effect the full exercise of the holder's conversion rights, without giving effect to the Beneficial Ownership Cap.

The foregoing summary of the Convertible Note is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed or incorporated by reference as Exhibit 7 to this Schedule 13D.

Conversion Rights Agreement

The Conversion Rights Agreement provides for the satisfaction of TRIB B's outstanding Milestone Payment Obligation and Contingent Payment Obligation, at Credit Fund II's election, by converting either such obligation (in whole or in part) into ADSs of the Issuer from time to time at a conversion price equal to the greater of (x) 97% of the volume weighted average price (VWAP) per ADS on the applicable pricing date and (y) the Floor Price. The Floor Price is subject to adjustment to reflect any share split, share dividend, share consolidation, change in par value or any similar event or transaction in respect of the Ordinary Shares that results in a change in the number of Ordinary Shares represented by each ADS or results in the issuance of additional ADSs or a requirement to surrender outstanding ADSs to be exchanged for new ADSs in respect of a different number of Ordinary Shares. The Conversion Rights Agreement also provides for customary adjustments in the event of certain recapitalizations, reorganizations, and mergers.

The Conversion Rights Agreement restricts the conversion of the Milestone Payment Obligation and the Contingent Payment Obligation to the extent that, upon such conversion, the number of shares of the Issuer's Ordinary Shares then beneficially owned by the holder and its "Attribution Parties" (as defined in the Conversion Rights Agreement) including its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group," would exceed the Beneficial Ownership Cap.

The Conversion Rights Agreement contains covenants on the part of the Issuer, including a covenant that requires the Issuer to maintain sufficient authorized but unissued Ordinary Shares to effect the full exercise of the holder's conversion rights, without giving effect to the Beneficial Ownership Cap. The Company and Credit Fund II also agreed that the Company would not provide Credit Fund II or its affiliates with any Inside Information (as defined in the Conversion Rights Agreement) without the express prior written consent of the Credit Fund II, subject to limited exceptions.

The foregoing summary of the Conversion Rights Agreement is not complete and is qualified in its entirety by reference to the full text thereof, which is filed or incorporated by reference as Exhibit 8 to this Schedule 13D.

Deed Poll

As set forth above, each of the Convertible Note and the Conversion Rights Agreement includes a Beneficial Ownership Cap. Each of the Convertible Note and the Conversion Rights Agreement further provides that any purported conversion under the Convertible Note or the Conversion Rights Agreement in violation of the Beneficial Ownership Cap will be null and void and treated as if never made (and that no party will have any voting rights in respect of any ADSs issued in violation of the Beneficial Ownership Cap). In furtherance of such limitations, each of Credit Fund III and Credit Fund II entered into a Deed Poll, dated December 22, 2025, which provides that neither Fund, nor any of their respective Attribution Parties, will have any voting rights (or be entitled to receive notice of or to attend or vote at any meeting) with respect to any ADSs issued in excess of the Beneficial Ownership Cap.

The foregoing summary of the Deed Poll is not complete and is qualified in its entirety by reference to the full text thereof, which is filed or incorporated by reference as Exhibit 9 to this Schedule 13D.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Issuer is required to prepare and file with the SEC on or prior to January 14, 2025 (the "Filing Deadline") a resale registration statement (the "Registration Statement") with respect to (i) any ADSs issued or issuable upon conversion of, or otherwise pursuant to or in respect of, the Convertible Note (without giving effect to the Beneficial Ownership Cap) (the "Conversion Shares"), (ii) any ADSs issued or issuable upon exercise of the conversion rights under the Conversion Rights Agreement (without giving effect to the Beneficial Ownership Cap) (the "Conversion Right Shares"), (iii) the Ordinary Shares underlying the Conversion Shares and the Conversion Right Shares and (iv) any securities issued or issuable upon any share split, share dividend, change in par value, recapitalization, reorganization, reclassification or similar event in respect of ADSs or the Ordinary Shares (including, for the avoidance of doubt, any such transaction that adjusts the number of Ordinary Shares underlying the ADSs) (the "Registrable Securities").

The Registration Rights Agreement provides that the number of ADSs and corresponding Ordinary Shares initially included in such Registration Statement will be 55,890,900, subject to adjustment for any Stock Event occurring prior to the effective date of such Registration Statement (the "Initial Amount"). The Issuer also agreed to file additional Registration Statements covering the resale of all remaining Registrable Securities to the extent in excess of the Initial Amount (or the amount of Registrable Securities otherwise included in the Registration Statement); provided, that the Issuer shall not be required to include in any Registration Statement a number of ADSs that, when multiplied by the VWAP for the ADSs on the Trading Day (as defined in the Registration Rights Agreement) immediately prior to the date the Issuer first knows, or reasonably should have known, that such additional Registration Statement is required, would exceed $50,000,000. The Issuer agreed to cause the Registration Statement to be declared effective by the SEC within 60 calendar days of the Filing Deadline, or, if earlier, five (5) trading days after the Issuer is first notified by the SEC that such Registration Statement will not be reviewed or is no longer subject to review and comment.

The foregoing summary of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed or incorporated by reference as Exhibit 10 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 6 Second Amendment to Credit Agreement, dated as of December 22, 2025, by and among Trinity Biotech PLC, Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc. (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as borrowers, Trinity Biotech PLC and Certain of its Subsidiaries as Guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent (incorporated by reference Exhibit 99.1 to the Company's report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2025).

Exhibit 7 Senior Convertible Note, dated as of December 22, 2025, by and among Trinity Biotech PLC, Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc. (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. and Perceptive Credit Holdings III, LP (incorporated by reference Exhibit 99.2 to the Company's report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2025).

Exhibit 8 Conversion Rights Agreement, dated as of December 22, 2025, by and among Trinity Biotech PLC, TRIB Biosensors Inc. and Perceptive Credit Holdings II, LP (incorporated by reference Exhibit 99.3 to the Company's report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2025)

Exhibit 9 Deed Poll, dated December 22, 2025, made by Perceptive Credit Holdings III, L.P. and Perceptive Credit Holdings II, L.P.

Exhibit 10 Registration Rights Agreement, dated as December 22, 2025, by and among Trinity Biotech PLC, Perceptive Credit Holdings III, L.P. and Perceptive Credit Holdings II, LP (incorporated by reference Exhibit 99.4 to the Company's report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2025)

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (12/23/2025)
- Perceptive Credit Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (12/23/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (12/23/2025)
- Perceptive Credit Holdings II, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (12/23/2025)
- Perceptive Credit Holdings III, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (12/23/2025)